FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated November 15, 2004, regarding admission of the New Shares.

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MATERIAL FACT

Banco Santander Central Hispano, S.A. announces that the 1,485,893,636 shares (the “New Shares”) issued on November 12, 2004 in connection with the acquisition of Abbey National plc have been admitted to the official list on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Stock Interconnection System (Mercado Continuo). The New Shares will be trading on the Mercado Continuo as of the opening of the market on November 16, 2004.

Madrid, November 15, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 16, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President